SE 19007521

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45389

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 AND ENDING 12/31/2018
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CARNEGIE INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 West 55th Street
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Flakstad 212-262-5800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Regen, Benz & Mackenzie CPA's P.C.
(Name – *if individual, state last, first, middle name*)

57 West 38th Street, 3rd Floor	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
MAR 01 2019
Washington DC
413

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, Thomas Flakstad, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CARNEGIE INC., as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GIUSEPPE FIORITO
Notary Public - State of New York
NO. 01FI6347213
Qualified in Queens County
My Commission Expires Aug 29, 2020

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CARNEGIE, INC.
(a wholly owned subsidiary
of Carnegie Investment Bank AB)

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2018

RegenBenzMacKenzie

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
of Carnegie, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Carnegie, Inc. (a wholly owned subsidiary of Carnegie Investment Bank AB), (a Delaware corporation) as of December 31, 2018, the related statements of income (loss), changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules I, II, III, IV, V, VI and VII (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Carnegie, Inc. as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Carnegie, Inc.'s management. Our responsibility is to express an opinion on Carnegie, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Carnegie, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in schedules I, II, III, IV, V, VI and VII has been subjected to audit procedures performed in conjunction with the audit of Carnegie, Inc.'s financial statements. The supplemental information is the responsibility of Carnegie, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedules I, II, III, IV, V, VI and VII is fairly stated, in all material respects, in relation to the financial statements as a whole.

Regen, Benz & MacKenzie, CPA's PC

Regen, Benz & MacKenzie, CPA's PC

We have served as Carnegie Inc.'s auditor since 1993.

New York, New York

February 20, 2019

REGEN, BENZ & MACKENZIE, C.P.A.'S, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
57 WEST 38TH STREET, THIRD FLOOR, NEW YORK, NEW YORK 10018
TELEPHONE 212.661.2720 FACSIMILE 212.681.6140

CARNEGIE, INC.
(a wholly owned subsidiary of Carnegie Investment Bank AB)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS

Current Assets	
Cash and Cash Equivalents	$ 4,069,540
Commissions Receivable	547,584
Clearing Deposit	256,331
Prepaid Income Taxes	142,187
Prepaid Expenses	147,243
Other Receivables	38,795
Total Current Assets	5,201,680
Fixed Assets	
Furniture, Equipment and Leasehold Improvements at Cost, Less Accumulated Depreciation of $827,034	273,953
Other Assets	
Deferred Income Tax Benefit	1,962,991
Total Other Assets	1,962,991
TOTAL ASSETS	$ 7,438,624

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities	
Accounts Payable and Accrued Expenses	$ 2,746,653
Deferred Rent	133,545
Total Current Liabilities	2,880,198
Stockholder's Equity	
Common Stock - $0.01 Par Value:	
100 Shares Authorized Issued and Outstanding	1
Paid-in-Capital	3,999,999
Retained Earnings	558,426
Total Stockholder's Equity	4,558,426
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 7,438,624

The accompanying notes are an integral part of these financials statements.

CARNEGIE, INC.
(a wholly owned subsidiary of Carnegie Investment Bank AB)
STATEMENT OF INCOME (LOSS)
FOR THE YEAR ENDED DECEMBER 31, 2018

Revenue	
Commission Income	$ 8,459,912
Fee Income	3,311,426
Foreign Exchange Gain	111,571
Interest Income	6,307
Total Revenue	11,889,216
Expenses	
Settlement Costs	4,744,762
Salaries	4,779,772
Office Rent and Utilities	441,508
Commercial Rent Tax	14,780
Payroll Taxes	153,903
Employee Benefits	613,098
Insurance	59,537
Research	8,413
Depreciation	73,440
Repair and Maintenance	9,985
Office Expenses	32,702
Telephone and Communication	976,345
Machine Rental and Maintenance	36,827
Professional and Legal Fees	1,058,622
Travel and Entertainment	568,214
Regulatory Fees	18,926
Dues and Subscriptions	17,443
Charitable Contributions	2,840
Miscellaneous	18,882
Payroll Service Charge	5,192
Seminars	1,247
Total Expenses	13,636,438
Loss before Provision for Income Taxes	(1,747,222)
Provision for Income Taxes	(10,704)
Income Tax Benefit	603,436
Total Income Tax Provision	592,732
Net Loss	$ (1,154,490)

The accompanying notes are an integral part of these financials statements.

CARNEGIE, INC.
(a wholly owned subsidiary of Carnegie Investment Bank AB)
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2018

	Capital Stock	Paid-in Capital	Retained Earnings	Total
Balance, January 1, 2018	$ 1	$ 3,999,999	$ 1,712,916	$ 5,712,916
Net Loss	-	-	(1,154,490)	(1,154,490)
Balance, December 31, 2018	$ 1	$ 3,999,999	$ 558,426	$ 4,558,426

The accompanying notes are an integral part of these financials statements.

CARNEGIE, INC.
(a wholly owned subsidiary of Carnegie Investment Bank AB)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2018

Cash Flows From Operating Activities	
Net Loss	$ (1,154,490)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities:	
Depreciation	73,440
Increase in Commissions Receivable	(152,511)
Increase in Clearing Deposit	(6,307)
Decrease in Prepaid Income Taxes	10,573
Increase in Prepaid Expenses	(70,686)
Increase in Deferred Income Tax Benefit	(603,436)
Increase in Other Receivables	(38,795)
Decrease in Accounts Payable and Accrued Expenses	(510,410)
Increase in Deferred Rent	26,556
Net Cash Used in Operating Activities	(2,426,066)
Cash Flows From Investing Activities	
Purchase of Fixed Assets	(31,773)
Cash Flows From Financial Activities	-
Net Deccrease in Cash	(2,457,839)
Cash and Cash Equivalents - Beginning of Year	6,527,379
Cash and Cash Equivalents - End of Year	$ 4,069,540
Supplemental Disclosures of Cash Flow Information:	
Cash Paid During The Period For:	
Taxes	$ -
Interest	$ -

The accompanying notes are an integral part of these financials statements.

CARNEGIE, INC.
(a wholly owned subsidiary of Carnegie Investment Bank AB)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018

NOTE 1 - ORGANIZATION

Carnegie, Inc. ("Carnegie") a United States of America Corporation, was incorporated in Delaware on September 19, 1986. Carnegie is a wholly owned subsidiary of Carnegie Investment Bank AB, a Swedish Corporation which is owned by Carnegie Holding AB, a Swedish corporation.

Substantially all securities transactions represent the sale of foreign securities (a minor portion, less than 2% represents domestic securities). All foreign securities commission income is generated through related companies and the settlement costs of foreign securities transactions are through related companies.

Carnegie does not maintain any customer accounts, as defined by Rule 15c3-3 of the Securities and Exchange Commission. Carnegie is therefore exempt from Rule 15c3-3 in accordance with Section (k)(2)(i) thereof.

Since Carnegie does not settle their trades through a United States broker, it is required to record the liability for the failed trades if any.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

Carnegie uses the accrual method of accounting for financial statements and for income tax purposes. Carnegie accounts for all revenue from securities transactions and expenses related to such transactions on a trade date basis.

Fixed Assets

Furniture and equipment are stated at cost and are being depreciated on the straight-line basis using estimated useful lives from three to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Commissions

Commissions and related expenses are recorded on a trade-date basis as securities transactions occur.

Fee Income

Fee income arises from securities offerings in which Carnegie acts as an agent. Fees are recorded at the time the underwriting is completed and the income is reasonably determinable.

Deposit with Clearing Broker

The Company clears some customer transactions through another broker-dealer on a fully disclosed basis. The fully disclosed correspondent/clearing agreement requires a deposit with the clearing firm. Provided the Company is not in default of its obligations or liabilities to the clearing firm, the clearing firm will return the security deposit following termination of the fully disclosed correspondent/clearing agreement.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Tax Uncertainties

Carnegie accounts for income taxes in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, Income Taxes, which requires the recognition of deferred income taxes for differences between the basis of assets and liabilities for financial statements and income tax purposes. The differences relate principally to depreciation and amortization of property and equipment. Deferred tax assets and liabilities represent the future tax consequence for those differences which will either be deductible or taxable when the assets and liabilities are recovered or settled. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Carnegie adopted the provisions of FASB ASC 740-10-25, which prescribes a recognition threshold and measurement attribute for the recognition and measurement of tax positions taken or expected to be taken in income tax returns. FASB ASC 740-10-25 also provides guidance on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, and accounting for interest and penalties associated with tax positions.

Deferred income taxes are provided when income and expenses are recognized in different years for financial and tax reporting purposes (see Note 8). Interest and penalties associated with tax positions are recognized in the statement of income if material.

Foreign Currency Translation

Amounts recorded in foreign currencies are translated into U.S. dollars as follows:

(a) Monetary assets and monetary liabilities, at the rate of exchange in effect as of the balance sheet date;

(b) Non-monetary assets and non-monetary liabilities, at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities; and,

(c) Revenues and expenses, at the rate of exchange at the trade date.

Use of Estimates

Carnegie uses estimates and assumptions in preparing financial statements in accordance with U.S. Generally Accepted Accounting Principles. Those estimates and assumptions affect the reported amounts of assets and liabilities and the reported revenues and expenses. Actual results could vary from the estimates that were used. The nature of the Company's operations is such that variances from estimates of financial statements amounts are not likely to be significant.

Compensated Absences

Compensated absences for sick pay and personal time have not been accrued since the Company's policy is to recognize the cost of compensated absences when actually paid to employees.

New Accounting Pronouncements

On January 1, 2018, the Company adopted Accounting Standards Update (ASU) 2014-09, "Revenue from Contracts with Customers (Topic 606)" and related ASUs. ASU 2014-09 clarifies that revenue from contracts with clients should be recognized in a manner that depicts the timing of the related transfer of goods or performance of services at an amount that reflects the expected consideration.

New Accounting Pronouncements (Continued)

Adoption allowed either the full or modified retrospective transition method. Full retrospective transition required a cumulative effect adjustment to retained earnings as of the earliest comparative period presented. Modified retrospective transition required a cumulative effect adjustment to retained earnings as of the beginning of the reporting period in which the entity first applies the new guidance. The Company used the modified retrospective method of transition, which requires a cumulative effect accounting adjustment as of the date of adoption. The Company did not have a cumulative-effect adjustment as of the date of adoption.

In February 2016, the FASB issued new accounting pronouncement regarding lease accounting for reporting periods beginning after December 15, 2018. A leasee will be required to recognize on the balance sheet the assets and liabilities for lease terms of more than 12 months. Management is currently evaluating the effect this pronouncement will have on the financial statements and related disclosures.

NOTE 3 - CASH

Only $250,000 of cash held at TD Bank is FDIC insured, $3,981,978 was not FDIC insured. For the statement of cash flows, Carnegie includes cash on deposit, cash on hand, money market and certificates of deposits with original maturities less than three months (if any) as cash equivalents.

NOTE 4 - COMMISSIONS RECEIVABLE

Commissions receivable represents the net amount that arises in the normal course of business. Receivable are generally considered past due after 30 days and do not accrue interest. There was no receivable that was past due.

Management determines the allowance for doubtful accounts based upon prior experience and its assessment of the collectability of specific accounts. At December 31, 2018, commissions receivable were considered fully collectible by management. No allowance for doubtful accounts has been provided.

The amount of $547,584 includes $544,558 due from related companies net of settlement costs are as follows:

Carnegie Investment Bank AB	$544,558

NOTE 5 - FIXED ASSETS

Furniture, equipment and leasehold improvements at cost, less accumulated depreciation. When properties are retired or otherwise disposed of, the asset and accumulated depreciation accounts are adjusted accordingly. Any resulting profit or loss is reflected in income in the period incurred.

The following is a summary of the furniture and equipment, and the related accumulated depreciation as of December 31, 2018:

Cost	Beginning	Additions	Deletions	Ending
Furniture and Equipment	$ 914,145	$ 31,773	$ ---	$ 945,918
Leasehold Improvements	155,069	---	---	155,069
	$1,069,214	$ 31,773	$ ---	$ 1,100,987
Accumulated Depreciation	Beginning	Additions	Deletions	Ending
Furniture and Equipment	$ 707,251	$ 58,908	$ ---	$ 766,159
Leasehold Improvements	46,343	14,532	---	60,875
	$ 753,594	$ 73,440	$ ---	$ 827,034

NOTE 6 - EMPLOYEE BENEFITS

Carnegie established a profit sharing pension plan in 1994. All employees who have been employed with the company for three months are covered by the plan. Carnegie's contributions to the plan are at the discretion of the Board of Directors. Contributions may vary from 0-15 percent of an employee's base salary and are determined on a yearly basis; however, the maximum contribution for any individual may not exceed $25,000. Funds contributed to the pension plan are set aside in a separate account for each participant and are self-directed by the participant.

For the year ended December 31, 2018, contributions to the plan charged to operations were $240,250 and are included in employee benefits. Additionally, Carnegie pays for the cost of all of its employee's health insurance premiums.

NOTE 7 - COMMITMENTS

Carnegie occupies leased office space in New York City. The current lease will expire on December 31, 2025. Future minimum rental commitments for this operating lease are as follows:

2019	$ 355,766
2020	374,521
2021	388,323
2022	397,060
2023	405,993
Thereafter	833,324
	$ 2,754,987

Rent expense for the year totaled $374,099.

NOTE 8 - INCOME TAXES

The major components of income tax expense for the year ended December 31, 2018 are as follows:

Current Income Tax	$ 10,704
Adjustment in Respect of Deferred Income Tax of Prior Years	-
Adjustments in Respect of Income Tax of Prior Years	-
Income Tax Expense Reported on Financial Statements	$ 10,704

Deferred income tax at December 31, 2018 relates to the following:

Charitable Contributions Carry Forward	$ 3,562
Accelerated Depreciation for Tax Purposes	(22,381)
Deferred Compensation	430,054
Deferred Rent	43,147
Federal, State and Local Net Operating Losses	1,508,609
Deferred Income Tax Reported on Financial Statements	$1,962,991

NOTE 8 - INCOME TAXES (CONTINUED)

The following temporary differences gave rise to the deferred tax; reduction of rent expense attributable to rent abatement is not taxable since it was not received; the excess of book depreciation over tax depreciation; and deferred compensation which is not deductible for tax purposes until paid.

Prepaid income taxes represent an overpayment of Federal, State and Local income tax that will be applied to the 2019 tax liability. The overpayment is attributable to amounts credited from prior years and applied to the year 2018 estimated taxes.

Carnegie incurred Net Operating Losses in years 2009, 2010, 2012, 2015, 2016, 2017 and 2018. The Net Operating Losses for 2009, 2010, 2012, and 2015 were utilized for Federal income tax only. New York State and New York City only allow a carryback of $10,000 and the balance may be carried forward for 20 years. Following are Federal, New York State and New York City Net Operating Losses and the year they expire:

	Amount	Year of Loss	Expiration
Federal	$ 374,993	2016	2036
	687,475	2017	2037
	1,696,611	2018	2038
New York State	1,041,433	2009	2029
	2,242,843	2010	2030
	1,747,985	2012	2032
	13,191	2015	2035
	814,244	2016	2036
	696,950	2017	2037
	1,664,818	2018	2038
New York City	983,188	2009	2029
	2,234,239	2010	2030
	1,739,374	2012	2032
	1,867	2015	2035
	810,744	2016	2036
	693,450	2017	2037
	1,661,318	2018	2038

The Federal, New York State and New York City income tax returns of the Company for 2015 through 2018 are subject to examination by the taxing authorities for three years after they were filed.

NOTE 9- RELATED PARTY DISCLOSURES

The following table provides the total amount of transactions, which have been entered into with related parties for the relevant financial year.

	Commission and Fee Income	Trading Gain(Loss)	Currency Gain(Loss)	Settlement Fees Paid
Carnegie Investment Bank AB	$ 6,755,264	$ (127,003)	$ 130,364	$ 3,205,015
Carnegie Bank A/S	2,353,429	-	(18,709)	972,719
Carnegie ASA	1,401,306	(9,311)	(84)	515,104
	$ 10,509,999	$ (136,314)	$ 111,571	$ 4,692,838

Accounts Payable as of December 31, 2018 includes $127,003 payable to Carnegie Investment Bank AB.

Carnegie, Inc. reimbursed its parent for certain expenses totaling $1,494,020. These expenses relate to items which were paid by the parent and were allocated to the group. The expenses were as follows:

Consulting Services	$ 745,424
Professional Fees	223,970
Exchange Expense	264,339
Fix Order Routing	121,216
IT Expenses	25,675
Software Licensing	93,551
Reuter Expense	15,721
Miscellaneous	4,124
Total	$ 1,494,020

NOTE 10 - FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value is defined as the price to sell an asset or transfer a liability between market participants as of the measurement date. Fair value measurements assume the asset or liability is exchanged in an orderly manner; the exchange is in the principal market for that asset or liability (or in the most advantageous market when no principal market exists); and that the market participants are independent, knowledgeable, able and willing to transact an exchange. The new provisions also clarify that the reporting entity's nonperformance risk (credit risk) should be considered in valuing liabilities.

NOTE 10 - FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

FASB ASC 820 establishes a framework for measuring fair value by creating a hierarchy of observable independent market inputs and unobservable market assumptions and expands disclosures about fair value measurements. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). Considerable judgment is required in interpreting market data used to develop the estimates of fair value. Accordingly, the estimates presented in the financial statements are not necessarily indicative of the amounts that could be realized in a current market exchange. The use of different market assumptions and estimation methodologies may have a material effect on the estimated fair value.

Carnegie has a number of financial instruments, including cash, of which, none of the financial instruments are held for trading purposes.

NOTE 11 - SUBSEQUENT EVENTS

The Company's management has performed subsequent events procedures through February 20, 2019, which is the date the financial statements were available to be issued, there were no subsequent events requiring adjustment to the financial statements or disclosures as stated herein.

NOTE 12 - NET CAPITAL REQUIREMENTS

Carnegie is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that Carnegie maintain minimum net capital, as defined, equal to the greater of $250,000 or 2 percent of aggregated debit balances arising from customer transactions, as defined. (The net capital rule of the applicable exchange also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5 percent of aggregate debits.) At December 31, 2018, Carnegie had net capital of $1,445,643 which was $1,195,643 in excess of its required net capital.

NOTE 13 – CURRENT VULNERABILITY DUE TO CERTAIN CONCENTRATIONS

Concentration of Credit Risk

The credit risk for commissions receivable is concentrated because 99% of the balances is from one related party at December 31, 2018 (see Note 4 and 9). However, commissions receivable are collected within a short period of time, accordingly, commissions receivable are reported at the amount of the receivable outstanding.

Revenue Concentration

Revenue for the year ended December 31, 2018 includes revenue from three related parties, (see Notes 4 and 9) which accounted for approximately 88% of the total revenues.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17A-5 OF THE

SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2018

SCHEDULE I
CARNEGIE, INC.
(a wholly owned subsidiary of Carnegie Investment Bank AB)
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2018

NET CAPITAL	
Total Stockholder's Equity Qualified for Net Capital	$ 4,558,426
Deductions and/or Charges	
Non-allowable Assets:	
Petty Cash	30
Commissions Receivable	547,584
Other Receivables	38,795
Prepaid Income Taxes	142,187
Prepaid Expenses	147,243
Furniture, Equipment and Leasehold Improvements	273,953
Other Assets	1,962,991
Total Deductions and/or Charges	3,112,783
Net Capital before Haircuts on Securities Positions (Tentative Net Capital)	1,445,643
Haircuts on Investment Securities	-
Net Capital	$ 1,445,643
Aggregate Indebtedness	
Items Included in Statement of Financial Condition:	
Accounts Payable and Accrued Expenses	$ 2,746,653
Deferred Rent	133,545
Total Aggregate Indebtedness	$ 2,880,198
COMPUTATION OF ALTERNATIVE NET CAPITAL REQUIREMENT	
2 percent of aggregate debit items(or $250,000, if greater) as shown in formula for reserve requirements pursuant to rule 15c3-3 prepared as of the date of the net capital computation	
Capital Requirement of Broker, Dealer Electing Alternative Method	$ 250,000
Total Net Capital Requirement	$ 250,000
Excess Net Capital	$ 1,195,643
Net Capital in excess of the greater of: 5 percent of aggregate debit items or 120% of minimum net capital requirement	$ 1,145,643

SCHEDULE I (CONTINUED)
CARNEGIE, INC.
(a wholly owned subsidiary of Carnegie Investment Bank AB)
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2018

RECONCILIATION WITH CARNEGIE, INC. COMPUTATION

Net Capital, as reported in Company's Part II Focus Report	$ 1,445,643
Net Capital per above	$ 1,445,643

SCHEDULE II

CARNEGIE, INC.

(a wholly owned subsidiary of Carnegie Investment Bank AB)

COMPUTATION FOR DETERMINATION OF CUSTOMER ACCOUNT RESERVE OF BROKERS AND DEALERS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2018

Credit Balance:	
• Free credit balances and other credit balances in customers' security accounts.	$ 0
• Monies borrowed collateralized by securities carried for the account of customers.	0
• Monies payable against customers' securities loaned.	0
• Customers' securities failed to receive.	0
• Credit balances in firm accounts which are attributable to principal sales to customers.	0
• Market value of stock dividends, stock splits and similar distributions receivable oustanding over 30 calendar days.	0
• Market value of short security count differences over 30 calendar days old.	0
• Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over 30 calendar days.	0
• Market value of securities which are in transfer in excess of 40 calendar days and have not been confimed to be in transfer agent or the issuer during the 40 days.	0
Debit Balance:	
• Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection.	0
• Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver.	0
• Failed to deliver of customers' securities not older than 30 calendar days.	0
• Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts.	0
• Margin required and on deposit with a clearing agency registered with the Commission under section 17A of the Act (15 U.S.C. 78q-1) or a derivatives clearing organization registered with the Commodity Futures Trading Commission under section 5b of the Commodity Exchange Act (7 U.S.C. 7a-1) related to the following types of positions written, purchased or sold in customer accounts: (1) security future products and (2) future contracts (and options thereon) carried in a securities account pursuant to an SRO portfolio margining rule.	0
	0
Total Credits	0
Total Debits	0
• Excess of total credits over total debits.	$ 0

SCHEDULE III

CARNEGIE, INC.

(a wholly owned subsidiary of Carnegie Investment Bank AB)

COMPUTATION FOR DETERMINATION OF PAB ACCOUNT RESERVE OF BROKERS AND DEALERS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2018

There are no material differences between the preceding computation and Carnegie's corresponding unaudited part II of Form X- 17A-5 as of December 31, 2018.

SCHEDULE IV
CARNEGIE, INC.
(a wholly subsidiary of Carnegie Investment Bank AB)
INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER
RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2018

1.	Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under rule 15c3-3).	$ 0
A.	Number of items	0
2.	Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under rule 15c3-3.	$ 0
A.	Number of items	0

SCHEDULE V

CARNEGIE, INC.

(a wholly owned subsidiary of Carnegie Investment Bank AB)

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' TRADING ON U.S. COMMODITY EXCHANGES

AS OF DECEMBER 31, 2018

As Carnegie, Inc. is not registered as a futures commission's merchant, this schedule is not applicable.

SCHEDULE VI

CARNEGIE, INC.

(a wholly owned subsidiary of Carnegie Investment Bank AB)

SCHEDULE OF SECURED AMOUNTS AND FUNDS HELD IN SEPARATE ACCOUNTS FOR FOREIGN FUTURES AND OPTIONS CUSTOMERS PURSUANT TO REGULATION 30.7 UNDER THE COMMODITY EXCHANGE ACT

AS OF DECEMBER 31, 2018

As Carnegie, Inc. is not registered as a futures commission merchant, this schedule is not applicable.

SCHEDULE VII

CARNEGIE, INC.

(a wholly owned subsidiary of Carnegie Investment Bank AB)

STATEMENT OF CLEARED SWAPS CUSTOMER SEGREGATION REQUIREMENTS AND FUNDS IN CLEARED SWAPS CUSTOMER ACCOUNTS UNDER 4D(f) OF THE COMMODITY EXCHANGE ACT

AS OF DECEMBER 31, 2018

As Carnegie, Inc. is not registered as a futures commission merchant, this schedule is not applicable.

<u>INDEPENDENT ACCOUNTANTS' REVIEW REPORT</u>

<u>ON CARNEGIE, INC'S EXEMPTION REPORT</u>

<u>FOR THE PERIOD OF</u>

<u>JANUARY 1, 2018 TO DECEMBER 31, 2018</u>

RegenBenzMacKenzie

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of
Carnegie Inc.
New York, New York

We have reviewed management's statements, included in the accompanying Carnegie Inc. Exemption Report, in which (1) Carnegie Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Carnegie Inc. claimed an exemption from 17 C.F.R. §240.15c3-3 (2)(i) (the "exemption provisions") and (2) Carnegie Inc. stated that Carnegie Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Carnegie Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Carnegie Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Regen, Benz & MacKenzie, CPA's PC
Regen, Benz & MacKenzie, CPA's, P.C.

New York, New York
February 20, 2019

REGEN, BENZ & MACKENZIE, C.P.A.'S, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
57 WEST 38TH STREET, THIRD FLOOR, NEW YORK, NEW YORK 10018
TELEPHONE 212.661.2720 FACSIMILE 212.681.6140

Carnegie

Carnegie Inc.'s Exemption Report

Carnegie Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k) (2) (i).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Carnegie Inc.

I, Thomas Flakstad, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]

Title: President

Date 2/20/19

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING

AGREED - UPON PROCEDURES RELATED TO AN

ENTITY'S SIPC ASSESSMENT RECONCILIATION

AS OF DECEMBER 31, 2018

RegenBenzMacKenzie

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON

APPLYING AGREED-UPON PROCEDURES

Board of Directors of Carnegie Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Carnegie Inc and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Carnegie Inc for the year ended December 31, 2018, solely to assist you and SIPC in evaluating Carnegie Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Carnegie Inc.'s management is responsible for Carnegie Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Regen, Benz & MacKenzie, CPA's PC

Regen, Benz & MacKenzie, CPA's, P.C.

New York, NY
February 20, 2019

REGEN, BENZ & MACKENZIE, C.P.A.'S, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

57 WEST 38TH STREET, THIRD FLOOR, NEW YORK, NEW YORK 10018
TELEPHONE 212.661.2720 FACSIMILE 212.681.6140

CARNEGIE, INC.

SEC FILE NUMBER 8-45389
SCHEDULE OF ASSESSMENT PAYMENTS SIPC
FOR THE ASSESSMENT PERIOD JANUARY 1, 2018 TO DECEMBER 31, 2018

SIPC-7 General Assessment:	$	18,038
Amount Paid to SIPC:		
July 26, 2018	$	9,814
February 20, 2019		8,224
Total Payments	$	18,038